Exhibit 12.2

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

(millions of dollars)

	Years Ended December 31,
	2008	2007	2006	2005	2004
Earnings, as defined:

Earnings from continuing operations before income taxes	$1,364	$977	$762	$754	$929
Fixed charges included in the determination of net income	343	328	313	333	258

Total earnings, as defined	$1,707	$1,305	$1,075	$1,087	$1,187

Fixed charges, as defined:
Interest charges	$330	$320	$311	$329	$256
Preference security dividend requirements of consolidated subsidiaries	26	25	25	25	25
Rental interest factor	13	12	11	10	9

Total fixed charges, as defined	$369	$357	$347	$364	$290

Ratio of Earnings to Fixed Charges and Preferred Dividends	4.63	3.66	3.10	2.99	4.09